July 1, 2019

Paul R. Arena
Chief Executive Officer
Parallax Health Sciences, Inc.
1327 Ocean Avenue, Suite B
Santa Monica, CA 90401

       Re: Parallax Health Sciences, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed April 1, 2019
           File No. 000-52534

Dear Mr. Arena:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2018

General

1. Please revise your Form 10-K to comply with the comments issued on the Registration
       Statement on Form S-1 in the letter dated July 1, 2019, as applicable. Controls and Procedures, page 45

2. We note your chief executive officer and chief financial officer concluded that your disclosure controls and procedures and your internal control over financial reporting were effective as of the end of the period covered by your annual report. Please tell us how you considered the errors in accounting disclosed at note 14 in reaching this conclusion. To the extent you have identified material weaknesses, please provide the relevant disclosures under Item 308(a)(3) of Regulation S-K. Please also disclose the version of the
       COSO framework you used to evaluate the effectiveness of your internal control over financial reporting in 2018.
 Paul R. Arena
Parallax Health Sciences, Inc.
July 1, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joanna Lam at 202-551-3476 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,
FirstName LastNamePaul R. Arena
                                                          Division of
Corporation Finance
Comapany NameParallax Health Sciences, Inc.
                                                          Office of Beverages,
Apparel and
July 1, 2019 Page 2                                       Mining
FirstName LastName